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SECURI[barcode]ISSION

04013108

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- ~~01-27679~~ 35863

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.V. Kuhns & Associates Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 SW Broadway, Suite 2200
(No. and Street)

Portland, (City) Oregon (State) 97205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Rogers (503) 221-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeLap, White, Caldwell & Croy, LLP
(Name – *if individual, state last, first, middle name*)

4500 SW Kruse Way, Suite 200 Lake Oswego, OR 97035-2564
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State of Oregon

County of Multnomah

OATH OR AFFIRMATION

I, Linda Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.V. Kuhns & Associates, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DEBRA K SAMMIS
NOTARY PUBLIC-OREGON
COMMISSION NO. 332000
MY COMMISSION EXPIRES FEB 27, 2004

Linda D. Rogers 2/24/04

Signature

Accounting Manager

Title

Debra K Sammis

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.V. Kuhns & Associates, Inc.

Financial Statements

Years Ended December 31, 2003 and 2002

R.V. Kuhns & Associates, Inc.

CONTENTS

DeLAP WHITE CALDWELL & CROY, LLP
Certified Public Accountants and Business Advisors · Since 1933

Independent Auditors' Report

To the Board of Directors of
R.V. Kuhns & Associates, Inc.

We have audited the accompanying statements of financial condition of R.V. Kuhns & Associates, Inc. (an S Corporation) as of December 31, 2003 and 2002, and the related statements of income, stockholders' equity (deficit), changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.V. Kuhns & Associates, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information for 2003, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DeLap White Caldwell & Croy, LLP

February 17, 2004

4500 S.W. Kruse Way, Suite 200 · Lake Oswego, Oregon 97035-2564
(503) 697-4118 · FAX (503) 697-4196 · Toll Free 1-888-697-1040 · E-mail: yourcpas.com · Web: http://www.yourcpas.com

R.V. Kuhns & Associates, Inc.

Statements of Financial Condition

December 31, 2003 and 2002

	2003	2002
Assets		
Cash and cash equivalents	$ 5,696	$ 31,390
Accounts receivable	606,196	441,585
Secured demand notes	773,000	773,000
Furniture, equipment and improvements, net	409,617	506,147
Due from stockholders and employees	15,829	22,399
Other assets	83,592	105,661
Total Assets	$ 1,893,930	$ 1,880,182
Liabilities and Stockholders' Equity (Deficit)		
Liabilities		
Revolving credit agreement	$ 383,155	$ -
Accounts payable	205,664	139,944
Accrued payroll and related taxes	181,255	179,611
Deferred rent	23,311	34,501
Total Liabilities	793,385	354,056
Subordinated Borrowings	1,716,788	1,739,039
Commitments		
Stockholders' Equity (Deficit)		
Common stock	274	274
Additional paid-in capital	493,178	396,155
Deferred compensation	(183,751)	(120,150)
Notes receivable from stockholders	(10,404)	(20,808)
Accumulated deficit	(915,540)	(468,384)
Total Stockholders' Equity (Deficit)	(616,243)	(212,913)
Total Liabilities and Stockholders' Equity (Deficit)	$ 1,893,930	$ 1,880,182

The accompanying notes are an integral part of the financial statements.

R.V. Kuhns & Associates, Inc.

Statements of Income

Years Ended December 31, 2003 and 2002

	2003	2002
Revenue		
Consulting fees	$ 5,757,571	$ 5,448,727
Operating Expenses		
Communications	131,823	143,804
Depreciation and amortization	194,176	219,996
Dues and subscriptions	13,685	9,334
Employee compensation and benefits	3,950,572	3,503,805
Equipment lease and rental	132,667	124,861
Insurance	34,855	22,125
Licenses and taxes	47,071	51,152
Other operating expenses	362,477	354,477
Professional fees	279,752	194,874
Rent	289,591	263,728
Research	311,639	311,309
Training and seminars	4,572	17,746
Travel and entertainment	438,583	345,745
Total Operating Expenses	6,191,463	5,562,956
Loss From Operations	(433,892)	(114,229)
Other Income (Expense)		
Interest income	27,480	31,980
Interest expense	(38,653)	(57,289)
Loss on disposal of furniture, equipment and improvements	(2,091)	(2,304)
Miscellaneous income	-	175
Total Other Income (Expense)	(13,264)	(27,438)
Net Loss	$ (447,156)	$ (141,667)

The accompanying notes are an integral part of the financial statements.

R.V. Kuhns & Associates, Inc.

Statements of Changes in Stockholders' Equity (Deficit)

Years Ended December 31, 2003 and 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Deferred Compensation	Notes Receivable From Stockholders	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balances - December 31, 2001	26,128	$ 261	$ 359,751	$ (109,872)	$ (31,212)	$ (326,717)	$ (107,789)
Issuance of stock	1,302	13	36,404	(36,417)	-	-	-
Change in notes receivable	-	-	-	-	10,404	-	10,404
Vesting of deferred compensation	-	-	-	26,139	-	-	26,139
Net loss	-	-	-	-	-	(141,667)	(141,667)
Balances - December 31, 2002	27,430	274	396,155	(120,150)	(20,808)	(468,384)	(212,913)
Contributed capital	-	-	97,023	(97,023)	-	-	-
Change in notes receivable	-	-	-	-	10,404	-	10,404
Vesting of deferred compensation	-	-	-	33,422	-	-	33,422
Net loss	-	-	-	-	-	(447,156)	(447,156)
Balances - December 31, 2003	27,430	$ 274	$ 493,178	$ (183,751)	$ (10,404)	$ (915,540)	$ (616,243)

The accompanying notes are an integral part of the financial statements.

R.V. Kuhns & Associates, Inc.

Statements of Changes in Liabilities

Subordinated to Claims of General Creditors

Years Ended December 31, 2003 and 2002

Subordinated Borrowings - December 31, 2001	$ 1,681,779
Interest on subordinated liabilities	57,260
Subordinated Borrowings - December 31, 2002	1,739,039
Interest released	(59,992)
Interest on subordinated liabilities	37,741
Subordinated Borrowings - December 31, 2003	$ 1,716,788

The accompanying notes are an integral part of the financial statements.

R.V. Kuhns & Associates, Inc.

Statements of Cash Flows

Years Ended December 31, 2003 and 2002

	2003	2002
Cash Flows From Operating Activities		
Net loss	$ **(447,156)**	$ (141,667)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Depreciation and amortization	**194,176**	219,996
Loss on disposal of furniture, equipment and improvements	**2,091**	2,304
Vesting of deferred compensation	**33,422**	26,139
Changes in operating assets and liabilities		
Accounts receivable	**(164,611)**	(44,922)
Other assets	**22,069**	(23,493)
Accounts payable	**65,720**	49,163
Accrued payroll and related taxes	**1,644**	19,460
Deferred rent	**(11,190)**	(11,189)
Accrued interest on subordinated borrowings	**(22,251)**	57,260
Net Cash Provided (Used) by Operating Activities	**(326,086)**	153,051
Cash Flows From Investing Activities		
Changes in stockholder and employee loans - net	**6,570**	(1,603)
Purchase of furniture, equipment and improvements	**(99,737)**	(159,067)
Net Cash Provided (Used) by Investing Activities	**(93,167)**	(160,670)
Cash Flows From Financing Activities		
Revolving credit agreement borrowings	**383,155**	-
Principal and interest payments on notes receivable from stockholders	**10,404**	10,404
Net Cash Provided (Used) by Financing Activities	**393,559**	10,404
Net Increase (Decrease) in Cash and Cash Equivalents	**(25,694)**	2,785
Cash and Cash Equivalents - Beginning of Year	**31,390**	28,605
Cash and Cash Equivalents - End of Year	$ **5,696**	$ 31,390

The accompanying notes are an integral part of the financial statements.

R.V. Kuhns & Associates, Inc.

Statements of Cash Flows (Continued)

Years Ended December 31, 2003 and 2002

	2003	2002
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for		
Interest	$ 912	$ -
Supplemental Disclosure of Non-Cash Investing and Financing Activities		
Extension of maturity on subordinated borrowings	$ 150,000	$ 773,000
Common stock issued for deferred compensation	$ 97,023	$ 36,417

The accompanying notes are an integral part of the financial statements.

R.V. Kuhns & Associates, Inc.

Notes to Financial Statements

December 31, 2003 and 2002

1. **Summary of Significant Accounting Policies**

a. Organization

R.V. Kuhns & Associates, Inc. (the Company) provides investment consulting services, including investment performance measurement and investment manager selection. Customers are primarily pension and retirement plan trusts located throughout the United States.

The Company has one class of common stock, $0.01 par value, with 100,000 shares authorized. There were 27,430 shares issued and outstanding in both 2003 and 2002.

b. Credit risk

The Company grants credit to customers for services performed and is exposed to credit loss in the event of customer non-payment.

c. Cash and cash equivalents

Cash equivalents consist of money market funds which are stated at cost which approximates market value. For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents.

d. Furniture, equipment and improvements

Furniture, equipment and improvements are carried at cost. Depreciation is computed using the straight-line method. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

e. Income tax method

The Company has elected to be an S Corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the stockholders of an S Corporation are taxed individually on the Company's income. Therefore, no provision or liability for corporate income taxes has been included in these financial statements.

f. Revenue recognition

Consulting fees are recognized in the period in which the related services are rendered.

g. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

1. **Summary of Significant Accounting Policies (continued)**

    h. **Reclassification**

    Certain prior year amounts have been reclassified to conform with current year financial statement classifications.

2. **Furniture, Equipment and Improvements**

Furniture, equipment and improvements consist of the following at December 31:

Classification	Estimated Useful Lives	2003	2002
Furniture and equipment	3 - 7 years	$ **965,532**	$ 901,578
Leasehold improvements	10 years	**200,999**	179,885
		1,166,531	1,081,463
Less accumulated depreciation and amortization		**(756,914)**	(575,316)
Total		$ **409,617**	$ 506,147

3. **Exemption From Rule 15c3-3**

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis. The agreement with the clearing agent provides for payment of an agent clearing fee.

4. **Net Capital**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable " exchange also provides that the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio at December 31 would exceed 10 to 1). The Company had net capital of $449,706 at December 31, 2002 which was $426,103 in excess of its required net capital of $23,603 at December 31, 2002. The Company's ratio of aggregate indebtedness to net capital was 0.79 at December 31, 2002.

As of December 31, 2003, the Company had a net capital deficiency of $14,900, which was $67,792 below its required net capital of $52,892 as determined under the SEC Net Capital Rule. As of December 31, 2003 and 2002, the Company's total liabilities exceeded total assets by $616,243 and $212,913, respectively. The Company's ratio of aggregate indebtedness to net capital was (53.25) at December 31, 2003. The Company has available subordinated borrowings (see Note 8) in excess of these capital deficiencies. Additionally, management's plans with respect to these matters include reducing operating expenses and increasing fees for services for existing clients and new client retention. Subsequent to December 31, 2003 the Company's operating results eliminated the net capital deficiency and new clients were acquired to help provide increased revenues throughout the subsequent year. Accordingly, management anticipates the Company will return to profitability and prevent recurring net capital deficiencies in the future.

5. **Lease Commitments**

The Company leases office furniture and equipment from the majority stockholder under a month-to-month rental arrangement requiring payments of $775 and $3,642 per month in 2003 and 2002, respectively. Total equipment and lease rent of $9,294 was paid to the stockholder in 2003 and $12,936 was paid in 2002. In addition, the Company occupies office space and leases other equipment under non-cancelable operating leases. Total rent and equipment expense to outside parties was $437,898 and $410,015 for 2003 and 2002, respectively.

The future minimum lease payments required under the non-cancelable leases at December 31, 2003 are as follows:

2004	$ 425,979
2005	321,725
2006	21,453
Total	$ 769,157

6. **Profit Sharing Plan**

The Company sponsors a 401(k) profit sharing plan for all eligible employees. Employer contributions to the plan are at the discretion of the Board of Directors. Contributions totaling approximately $81,077 and $78,000 were made to the plan for 2003 and 2002, respectively.

7. **Revolving Credit Agreement**

The Company has a revolving credit agreement in the form of a margin account that allows for borrowings up to 50% of the fair value of the Company's operating account. Borrowings are secured by the fair value of securities held as collateral for a secured demand note (see Note 8) and bear interest at the interbroker floating rate. The borrowing limit at December 31, 2003 was approximately $1,000,000 and the interest rate was 3.75%.

8. **Subordinated Borrowings**

The borrowings under subordination agreements at December 31 are as follows:

	2003	2002
Subordinated note, 7.75%, due March 31, 2003	$ -	$ 150,000
Subordinated note, 4.25%, due May 31, 2005	250,000	250,000
Subordinated note, 4.00%, due September 30, 2005	250,000	250,000
Subordinated note, 4.25%, due March 31, 2006	150,000	-
Secured demand note, collateral agreements, $580,000 due July 31, 2005 and $193,000 due April 30, 2005	773,000	773,000
Total	1,423,000	1,423,000
Accrued interest	293,788	316,039
Total Subordinated Borrowings	$ 1,716,788	$ 1,739,039

9. Deferred Compensation

The Company maintains stock bonus agreements for deferred compensation with certain key employees. Under the agreements, shares of stock of the Company were granted to the employees at fair value with a three to five year vesting period. Compensation expense is recognized as the shares vest. In the event of employment termination within the vesting period, the Company is allowed, under the agreements, to repurchase the unvested shares at par value and the vested shares at fair value. The amounts of deferred compensation as of and for the years ended December 31, 2003 and 2002 are disclosed on the accompanying Statements of Stockholders' Equity (Deficit).

R.V. Kuhns & Associates, Inc.

Computation of Net Capital, Aggregate Indebtedness and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1

December 31, 2003

Net Capital		
Total stockholders' equity (deficit)	$	(616,243)
Add		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		1,716,788
Total capital and allowable subordinated liabilities		1,100,545
Less nonallowable assets		
Accounts receivable		(606,196)
Furniture, equipment and improvements, net		(409,617)
Due from stockholders and employees		(15,829)
Other assets		(83,692)
Net capital before haircuts		(14,789)
Haircuts on liquid asset fund		(111)
Net capital	$	(14,900)
Aggregate indebtedness		
Revolving credit agreement	$	383,155
Accounts payable		205,664
Accrued payroll and related taxes		181,255
Deferred rent		23,311
Total aggregate indebtedness	$	793,385
Computation of basic net capital requirements		
Net capital requirement, greater of $5,000 or 6-2/3% of total aggregate indebtedness	$	52,892
Net capital (deficiency) of required amount		(67,792)
Net capital	$	(14,900)
Excess of net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	(94,238)
Ratio of Aggregate Indebtedness to Net Capital		(53.25) to 1

This computation does not materially differ from the computation of net capital included in Focus part II filed by the Company as of December 31, 2003.

The accompanying notes and independent auditors' report should be read with the supplemental schedules.

DeLAP WHITE CALDWELL & CROY, LLP
Certified Public Accountants and Business Advisors · Since 1933

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors of
R.V. Kuhns & Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of R.V. Kuhns & Associates, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation from them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

4500 S.W. Kruse Way, Suite 200 · Lake Oswego, Oregon 97035-2564
(503) 697-4118 · FAX (503) 697-4196 · Toll Free 1-888-697-1040 · E-mail: yourcpas.com · Web: http://www.yourcpas.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DeLap White Caldwell & Croy, LLP

February 17, 2004

DeLAP WHITE CALDWELL & CROY, LLP
Certified Public Accountants and Business Advisors · Since 1933

Independent Auditors' Report on Compliance

To the Board of Directors of
R.V. Kuhns & Associates, Inc.

We have examined R.V. Kuhns & Associates, Inc.'s compliance with the applicable anti-money laundering provisions of the Patriot Act of 2001 during the year ended December 31, 2003. Management is responsible for R.V. Kuhns & Associates, Inc.'s compliance with those requirements. Our responsibility is to express an opinion on R.V. Kuhns & Associates, Inc.'s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about R.V. Kuhns & Associates, Inc.'s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on R.V. Kuhns & Associates, Inc.'s compliance with specified requirements.

In our opinion, R.V. Kuhns & Associates, Inc. complied, in all material respects, with the aforementioned requirements for the year ended December 31, 2003.

This report is intended solely for the information and use of the management of R.V. Kuhns & Associates, Inc., and is not intended to be and should not be used by anyone other than these specified parties.

DeLap White Caldwell & Croy, LLP

February 17, 2004

4500 S.W. Kruse Way, Suite 200 · Lake Oswego, Oregon 97035-2564
(503) 697-4118 · FAX (503) 697-4196 · Toll Free 1-888-697-1040 · E-mail: yourcpas.com · Web: http://www.yourcpas.com